UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _______)

KAL Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
Title of Class of Securities

48238A100
(CUSIP Number)

February 27, 2009
(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Topsim Pty Ltd as trustee for The Simpson Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	5	SOLE VOTING POWER

NUMBER OF		10,000,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,000,000

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,000,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.33%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO(1)
	(1) Family Trust - The Simpson Family Trust purchased the Company’s Common Stock at the direction of Topsim Pty Ltd., the trustee for the Simpson Family Trust.

Item 1.

(a)	Name of Issuer
KAL Energy, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices
World Trade Center 14th Floor Jl. Jenderal Sudirman Kav. 29-31, Jakarta, Indonesia.

Item 2.

(a)   Name of Person Filing - Topsim Pty Ltd as trustee for The Simpson Family Trust

(b) Address of Principal Business Office - c/o Elphick O’Sullivan, PO Box 43, Claremont, Western Australia 6910.

(c) Country and State of Organization - Australia

(d) Title of Class of Securities - Common Stock

(e) CUSIP Number - 48238A100

Item 3 .  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
(a)	Amount beneficially owned: 10,000,000

(b)	Percent of class: 5.33%

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 10,000,000

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 10,000,000

	(v)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete, and correct.

Dated: June 3, 2009

/s/ Colin Simpson
Colin Simpson, Director of Topsim Pty Ltd